Via Facsimile and U.S. Mail
Mail Stop 6010

July 16, 2007

Mr. Declan Daly
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)
Isolagen, Inc.
405 Eagleview Boulevard
Exton, PA 19341

Re: **Isolagen, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2006
       Filed March 16, 2007
       File No. 001-31564

Dear Mr. Declan:

    We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Index to Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

1. As your auditor has relied on the report of another auditor, please include the signed report of the other auditor, as it should have been included in your filing. Please refer to Rule 2-05 of Regulation S-X. Further, please ensure that the revised audit report makes reference to the standards of the Public Company Oversight Board of the United States as the basis for the audits performed as the

reports will have been reissued subsequent to the issuance of PCAOB Auditing
Standard No. 1.

*　*　*　*

As appropriate, please amend your filing and respond to this comment within 10
business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your response to our comment and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filing;
- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of the
United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary
Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the
comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant